

May 26, 2016

Via E-mail
Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meager & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116

Re: Gabelli Dividend & Income Trust (the "Fund")
        File Numbers: 333-210990; 811-21423

Dear Mr. Burdon:

We have reviewed the registration statement on Form N-2 for the Fund, filed on April 28, 2016. The filing was made for the purpose of registering an indeterminate principal amount of common or preferred shares, notes, or subscription rights to purchase common shares, preferred shares, or common and preferred shares of the Fund. The proposed maximum aggregate offering price of all securities issued pursuant to this registration statement is $500,000,000.

Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions used in the registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

General

1.   We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3.   It is our understanding that the Fund is subject to a no-action letter dated April 14, 2014 with respect to the use of rule 486(b) to update its registration statements. Please confirm that if the Fund updates its registration statement pursuant to rule 486(b), the Fund will not take down rights offered in this registration statement through rule 497 supplements.

4.   Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offerings to be made pursuant to each Prospectus Supplement.

5.   Please supplementally represent to us that the Fund will not use the term "senior" with respect to future offerings unless such debt will be senior in priority to other outstanding debt.

Cover Page/Investment Objective

6.   The first paragraph of the cover page states that the Fund has a policy of investing at least 80% of its assets in dividend paying securities or other income producing securities. Please clarify whether the term "assets" refers to total assets (as stated later in the section in connection with other percentage limitations) or net assets.

7.   You further state that "under normal market conditions, at least 50% of the Fund's assets will consist of dividend paying equity securities." Please add disclosure stating what will comprise the remaining amount of net assets to be invested in "dividend paying securities or other income producing securities" under normal circumstances (*e.g.*, fixed income securities).

8.   The third paragraph states that the Fund may offer its securities at prices and on terms described in one or more supplements to this prospectus. In your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

Prospectus Summary

9.   *Investment Objectives and Policies (p. 2)*: Please disclose the expected average duration and maturity of the Fund's investments in debt securities.

10.   *Dividends and Distributions (pp. 3-4)*:

        a. Preferred Shares Distributions: This section states that distributions to the Fund's preferred shareholders for the fiscal year ended December 31, 2015 did not include any return of capital. If return of capital may be a component of distributions to preferred shareholders in the future, please include disclosure similar to the italicized language on p. 4 relating to "Common Shares Distributions" (beginning, "The Fund's annualized distributions may contain a return of capital….").
        b. Preferred Shares Distributions: Please clarify, here and elsewhere in the Prospectus, that the terms "variable rate preferred shares" and "auction rate preferred shares" are used interchangeably throughout this Prospectus. In addition, please clarify whether the Fund may issue auction rate preferred shares through this Prospectus.
        c. Common Shares Distributions: Please identify the circumstances under which the Board would change the policy to pay monthly distributions.

11.   *Risk Factors and Special Considerations*: The summary disclosure includes risks associated with illiquid investments. (*See* "Restricted and Illiquid Securities," p. 8.) If investment in such securities is a principal investment strategy of the Fund, please include corresponding disclosure regarding these investments in the summary strategy section. Otherwise, please remove the risk disclosure for such securities from the Prospectus Summary.

Use of Proceeds (p. 17)

12.   The disclosure in this section states, "The Fund may also use net proceeds to redeem one or more of its Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, or Series E Preferred." If it is the Fund's intention to redeem its various series of preferred shares, please make that clear and include the amount that will be used for this purpose as well as the dividend rate of each series of its preferred shares. In addition, in the prospectus supplement, please include a discussion of redeeming each series of preferred shares under the heading "Use of Proceeds," as appropriate.

Summary of Fund Expenses (pp. 18-22)

13.   For clarity, please use a separate footnote for the last sentence currently in footnote 4 (regarding estimated "Other Expenses" for the current year).

14.   Please disclose the fees payable under the Voluntary Cash Purchase Plan in the fee table, rather than solely in a footnote.

15.   The numbers in the fee table do not agree with the numbers in the Financial Highlights. Please reconcile or explain the difference.

16.   You note on p. 32 that the Fund may engage in short sales. Please confirm that expenses (*e.g*., dividend and interest payments and brokerage costs) associated with such sales are reflected in the "Other Expenses" line of the fee table.

Certain Investment Practices/Leverage (pp. 34-35)

17.   Please review your discussion of leverage here and in the discussion of "Special Risks to Holders of Common Shares - Leverage Risk" at pp. 51-52 to ensure it includes the appropriate material risks, including the risk that the Fund may be required to sell a portion of its investments when it may be disadvantageous to do (as noted in the discussion of "Leverage Risk" at p. 47).

Risk Factors and Special Considerations

18.   *Special Risks Related to Investments in Derivatives (p. 45):* While this section details risks related to derivative transactions, there is no discussion on the use of derivatives in

the disclosure under the heading "Investment Objectives and Policies." Please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investmentiguidance/ici0730IO.pdf).

19.   In light of the fact that our review of the Fund's report on Form N-CSR revealed significant holdings in financial industry securities, please add financial industry or sector risk.

How the Fund Manages Risk/Investment Restrictions (p. 54)

20.   It is not clear from this discussion what investment limitations are fundamental policies. Please clarify.

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Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office